LARGO INC.

Voting Results for the Annual and Special Meeting of Shareholders Held on June 26, 2023

To: The Canadian securities regulatory authorities

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders (the "Meeting") of Largo Inc. (the "Corporation") held on June 26, 2023. Shareholders holding an aggregate of 44,946,497 common shares (70.19% of the outstanding common shares) were present or represented by proxy at the Meeting. The results of the voting are set out below.

Number of Directors

At the Meeting, the shareholders passed a resolution fixing the number of directors to be elected at the Meeting at six (6) directors by a majority of votes cast in person or by proxy at the Meeting. If a ballot had been taken, based on the scrutineer's report on those in attendance or voting by proxy, the voting results would have been as follows:

Outcome	Votes For	%	Votes Against	%
Approved	42,704,625	95.019	2,238,655	4.981

Election of Directors

At the Meeting, each of the following individuals nominated in the Corporation's management information circular dated May 19, 2023 (the "Circular") was elected as a director by a majority of votes cast in person or by proxy at the Meeting. If a ballot had been taken, based on the scrutineer's report on those in attendance or voting by proxy, the voting results would have been as follows:

Director Nominee	Votes For	%	Votes Withheld	%
Alberto Arias	38,421,260	91.643	3,503,742	8.357
David Brace	39,976,255	95.352	1,948,747	4.648
Jonathan Lee	38,440,445	91.689	3,484,557	8.311
Daniel Tellechea	39,958,868	95.310	1,966,134	4.690
Helen Cai	39,932,971	95.249	1,992,031	4.751
Andrea Weinberg	39,965,872	95.327	1,959,130	4.673

Appointment of Auditors

At the Meeting, the shareholders re-appointed KPMG LLP as the Corporation's auditors, to hold office until the next annual meeting of shareholders of the Corporation or until a successor is appointed, and authorized the directors to fix the auditors' remuneration, by a majority of votes cast in person or by proxy at the Meeting. If a ballot had been taken, based on the scrutineer's report on those in attendance or voting by proxy, the voting results would have been as follows:

Outcome	Votes For	%	Votes Withheld	%
Approved	42,987,917	95.649	1,955,361	4.351

Amended Share Compensation Plan

At the Meeting, the shareholders passed a resolution approving Corporation's amended share compensation plan, substantially in the form set out in Circular, and approved the unallocated options, rights or other entitlements thereunder until June 26, 2026. Based on the scrutineer's report on ballots cast in respect of the resolution, the voting results were as follows:

Outcome	Votes For	%	Votes Against	%
Approved	34,310,644	81.83	7,617,575	18.17